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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

Pressure BioSciences, Inc.

Pressure BioSciences, Inc.
Richard T. Schumacher

(Names of Persons Filing Statement)

Common Stock
and Associated Preferred Share Purchase Rights
(Title of Class of Securities)

74112E 10 9

(CUSIP Number of Class of Securities)

Richard T. Schumacher President and Chief Executive Officer Pressure BioSciences, Inc. 217 Perry Parkway Gaithersburg, MD 20877 (301) 208-8100	Steven R. London, Esq. Brown Rudnick Berlack Israels LLP One Financial Center Boston, MA 02111 (617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

        This statement is filed in connection with (check appropriate box)

a.
☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐    The filing of a registration statement under the Securities Act of 1933.

c.
☒    A tender offer.

d.
☐    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,250,000	$2,266

        *For purposes of calculating the filing fee only. The transaction value assumes the purchase by the registrant of 5,500,000 shares of its common stock at $3.50 per share.

        ☒    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,266
Form or Registration No.:	Schedule TO-I
Filing Party:	Pressure BioSciences, Inc.
Date Filed:	December 27, 2004

INTRODUCTION

        This Amendment No. 1 to Rule 13E-3 Transaction Statement (this "Schedule 13E-3") amends and supplements the Schedule 13E-3 filed previously on the date hereof in connection with the filing by Pressure BioSciences, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") of Amendment No. 1 to Schedule TO-I relating to the issuer tender offer by the Company, to purchase up to 5,500,000 shares of its common stock, $0.01 par value per share (the "Shares"). Pressure BioSciences is offering to purchase these Shares at a purchase price of $3.50 per Share, net to the seller in cash, without interest. Pressure BioSciences' tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 2004 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A) to the Company's Schedule TO-I filed with the Commission on December 27, 2004 (the "Schedule TO-I") and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) to the Schedule TO-I (and which, together with the Offer to Purchase, as amended or supplemented from time to time, including this Amendment No. 1 to Schedule 13E-3, constitute the "Offer") and are herein incorporated by reference.

Item 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference. The following supplements the questions and answers contained in the Summary Term Sheet in the Offer to Purchase:

  •
  Will Pressure BioSciences continue as a publicly traded company? If we deregister under the Exchange Act, we will no longer be obligated to disseminate any information to our stockholders. We would cease filing our periodic reports and proxy statements with the SEC, we would cease making available the information contained in these reports to our stockholders, and we would no longer be required to issue press releases. These reports include our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and proxy statements. As a result, our stockholders will not have access to the information contained in these reports, proxy statements and press releases, and may not otherwise be provided with current public information about our company.

  •
  What do our board of directors and the other filing persons think of the Offer? Mr. Schumacher's recommendation to stockholders not to tender in the Offer may involve a conflict of interest with his intention to tender up to 130,000 shares of his shares of common stock in the Offer. Mr. Schumacher will be able to tender more of his shares if other stockholders tender fewer shares. Mr. Schumacher's recommendation to not tender shares should be considered by stockholders in light of this potential conflict of interest.

  •
  Is the financial condition of Pressure BioSciences relevant to my decision on whether to tender in the Offer?

  •
  Dispute with SeraCare. We have not resolved our differences with SeraCare Life Sciences, Inc. ("SeraCare") concerning the closing balance sheet for the sale of assets to SeraCare in September 2004. We are continuing to pursue these matters with SeraCare. If and when the dispute is resolved, we will issue a press release.

  •
  Deletion of Last Paragraph. The last paragraph under this question is deleted in its entirety, provided, however, the cross references in the last sentence of this paragraph shall remain.

  •
  How will I be notified if this Offer is extended? If the Offer is extended, we will make a public announcement through a press release issued through business wire, Dow Jones News Service or other comparable service.

  •
  How will I find out if any of the terms of the Offer have been amended? If the Offer is amended, we will make a public announcement through a press release issued through business wire, Dow Jones News Service or other comparable service.

  •
  May I withdraw previously tendered shares? Shares tendered may be withdrawn at any time before the Expiration Date and, unless accepted for payment by us after the Expiration Date, may also be withdrawn at any time after 10:00 a.m. Eastern Standard Time, on February 23, 2005.

  •
  Do any directors, executive officers or affiliates of Pressure BioSciences intend to participate in the Offer? The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 1, 2004 for Mr. Schumacher, Mr. Quinlan and the other directors:
Name	Number of Shares of Common Stock	Percent of Class
Richard T. Schumacher	767,907	10.97%
Kevin W. Quinlan	195,244	2.78%
Remaining Directors (as a Group)	103,000	1.5%
  •
  What are the United States federal income tax consequences if I tender my shares? The basis for your tax treatment as a distribution of property versus a capital gain/loss is complex and is described in detail under the heading "United States Federal Income Tax Consequences" in Section 3 of the Offer to Purchase.

  •
  What are the associated preferred share purchase rights? This section is deleted in its entirety.

  •
  What are the potential benefits and potential disadvantages of this Offer for stockholders? Following completion of the Offer, there is a risk that our shares may be delisted from the Nasdaq Stock Market (which consists of both the Nasdaq National Market and the Nasdaq SmallCap Market) and, although we do not intend to do so, we may terminate the registration of our shares under the Exchange Act. See "Summary Term Sheet-Will Pressure BioSciences continue as a publicly traded company?", "Special Factors-Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer—Certain Effects of the Offer; Nasdaq and Exchange Act Registration", and "—Risk Factors."

Item 2. SUBJECT COMPANY INFORMATION.

(a)    Name and Address. The name of the issuer subject to the Offer is Pressure BioSciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. The principal executive offices of Pressure BioSciences, Inc. are located at 217 Perry Parkway, Gaithersburg, MD 20877. The telephone number of Pressure BioSciences' principal executive offices is (301) 208-8100.

(b)    Securities. The class of securities to which this statement relates is common stock, par value $0.01 per share (the "Shares"), of which 6,872,915 shares were issued and outstanding as of December 15, 2004. As of December 15, 2004, there were also currently exercisable stock options to purchase 1,054,842 shares. The information set forth in the Offer to Purchase under "Introduction" and "Summary Term Sheet" is incorporated herein by reference.

(c)    Trading Market and Price. The Shares are currently traded on the Nasdaq National Market under the symbol "PBIO." The information set forth in the Offer to Purchase under "Introduction" and "Information About Pressure BioSciences and its Securities—Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

(d)    Dividends. The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 13. Price Range of Shares; Dividends" is incorporated herein by reference.

(e)    Prior Public Offerings. Not applicable.

(f)    Prior Stock Purchases. Not applicable.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    Name and Address. This Tender Offer Statement is filed by Pressure BioSciences, the issuer of the securities described in Item 2(b) of this Schedule TO, and Richard T. Schumacher. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. Further, the information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 14. Information About Pressure BioSciences—General" and "Information About Pressure BioSciences and its Securities—Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

(b)    Business and Background of Entities. Not applicable.

(c)    Business and Background of Natural Persons. The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 15. Identity and Background of Certain Persons" is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)    Material Terms.

(1)    Tender Offers.

        (i)    Pressure BioSciences is offering to purchase up to 5,500,000 Shares, including associated preferred share purchase rights. Unless the context otherwise requires, all references to Shares include the associated preferred share purchase rights, and, unless these rights are redeemed prior to the expiration of the Offer, a tender of Shares will include a tender of the associated rights. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," and "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares and the Tender Offer" is incorporated herein by reference.

        (ii)   Pressure BioSciences is offering to pay a purchase price of $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares and the Tender Offer," and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.

        (iii)  The scheduled expiration date of the Offer is 10:00 a.m., Eastern Standard Time, on January 26, 2005. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer" "Procedures and Terms of the Offer—Section 7. Withdrawal Rights," and "Procedures and Terms of the Offer—Section 11. Extension of the Offer; Termination; Amendment" is incorporated herein by reference. The information set forth in the Offer to Purchase under "Procedures and Terms of the Offer—Section 10. Conditions of the Offer" is incorporated herein by reference, except as follows:

  •
  All of the conditions to the Offer must be satisfied or waived as of the Expiration Date rather than on or after the Expiration Date and prior to the time of payment for any tendered shares. The first paragraph of Section 10. Conditions of the Offer, is amended to delete any right of the Company, upon the occurrence of any of the Offer conditions, to terminate, postpone or amend the Offer after the Expiration Date and prior to the payment for tendered shares.

  •
  The conditions to the Offer in paragraphs (5) and (6) are deleted in their entirety and replaced with the following condition: "Any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects, or stock ownership of us that, in the reasonable judgment of our board of directors after a good faith inquiry, has or may have a material adverse effect on us such that our special committee and our board of directors, based upon the opinion of counsel, shall have concluded that the exercise of the directors' fiduciary duties requires that we terminate the Offer."

  (iv)
  Not applicable.

        (v)   The Offer may be extended beyond the scheduled expiration date. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer" and "Procedures and Terms of the Offer—Section 11. Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

        (vi)  The information set forth in the Offer to Purchase under "Summary Term Sheet" and    "Procedures and Terms of the Offer—Section 7. Withdrawal Rights" is incorporated herein by reference.

        (vii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 7. Withdrawal Rights" is incorporated herein by reference.

        (viii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference.

        (ix)  The information set forth in the Offer to Purchase under "Summary Term Sheet," "Pressure BioSciences' Tender Offer—Section 1. General Information About the Company, the Shares, and the Tender Offer," "Procedures and Terms of the Offer—Section 6. Procedures for Tendering Shares" and "Procedures and Terms of the Offer—Section 8. Purchase of Shares and Payment of Purchase Price" is incorporated herein by reference, except that the first paragraph on page 4 of the Offer to Purchase is deleted in its entirety.

        (x)   The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

        (xi)  Not applicable.

        (xii) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Special Factors—Section 3. United States Federal Income Tax Consequences" is incorporated herein by reference.

(2)
Mergers or Similar Transactions. Not applicable.

(c)    Different Terms. Not applicable.

(d)    Appraisal Rights. No dissenters' or appraisal rights are available to stockholders in connection with the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—No Appraisal or Dissenters' Rights" is incorporated herein by reference.

(e)    Provisions for Unaffiliated Security Holders. No provision has been made in connection with the Offer to grant unaffiliated stockholders access to the corporate files of Pressure BioSciences or to obtain counsel or appraisal services at the expense of Pressure BioSciences.

(f)    Eligibility for Listing or Trading. Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    Transactions. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers" is incorporated herein by reference.

(b)    Significant Corporate Events. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions and Agreements with Directors and Executive Officers" is incorporated herein by reference.

(c)    Negotiations or Contacts. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Transactions, Negotiations and Agreements with Directors and Executive Officers" is incorporated herein by reference.

(e)    Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" and "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Certain Transactions Involving Shares" is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    Use of Securities Acquired. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer" is incorporated herein by reference.

(c)    Plans. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Plans After the Offer" is incorporated herein by reference. Neither the executive officer nor any of the directors of the Company have any plans, proposals or negotiations that relate to or result in any of the events listed in the bullet points under "Information About Pressure BioSciences and its Securities—Section 14. Information About Pressure BioSciences—Plans or Proposals" on page 73 of the Offer to Purchase.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)    Purposes. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(b)    Alternatives. The information set forth in the Offer to Purchase under "Special Factors- Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors- Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Alternatives to the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(c)    Reasons. The information set forth in the Offer to Purchase under "Special Factors- Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special

Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(d)    Effects. The information set forth in the Offer to Purchase under "Special Factors- Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer" and "Special Factors—Section 3. United States Federal Income Tax Consequences" is incorporated herein by reference. The following supplements the disclosure under the heading "Special Factors-Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer":

  •
  If Mr. Schumacher is unable to tender his shares in the Offer, he will not be able to repay a substantial portion of his indebtedness to the financial institution as he currently intends to do with the proceeds from the Offer.

  •
  Going Private. The second sentence under this subheading is deleted in its entirety. We do not have the right to amend the Offer to eliminate the "going private" component of the Offer even if we are able to ascertain from the responses to the Offer that there is no reasonable likelihood that the Offer will cause the shares of our common stock to be delisted from Nasdaq.

Item 8. FAIRNESS OF THE TRANSACTION.

(a)    Fairness. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors- Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference. Mr. Schumacher has adopted the analyses and conclusions of the Board of Directors as to the fairness of the Offer to unaffiliated stockholders. Mr. Schumacher's adoption of such analyses and conclusions, as well as his recommendation to stockholders not to tender in the Offer, may involve a conflict of interest with his intention to tender up to 130,000 shares of his shares of common stock in the Offer.

(b)    Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference. The net book value per share of our common stock as of September 30, 2004 was approximately $3.65.

(c)    Approval of Security Holders. The Offer has not been structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(d)    Unaffiliated Representative. Neither the Board of Directors nor the special committee of independent directors formed to evaluate the terms of the Offer has retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(e)    Approval of Directors. The Offer was approved by a majority of the directors of Pressure BioSciences who are not employees of Pressure BioSciences. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special

Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

(f)    Other Offers. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)    Report, Opinion or Appraisal. Neither Pressure BioSciences, nor, to its knowledge, any affiliate thereof received any report, opinion or appraisal from an outside party in connection with the Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 5. Reports, Opinions and Appraisals" is incorporated herein by reference.

(b)    Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)    Availability of Documents. Not applicable

Item 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purpose of the Offer" and "Procedures and Terms of the Offer—Section 12. Source and Amount of Funds" is incorporated herein by reference.

(b)    Conditions. The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer and "Procedures and Terms of the Offer—Section 12. Source and Amount of Funds" is incorporated herein by reference.

(c)    Expenses. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated herein by reference.

(d)    Borrowed Funds. Not applicable.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership. The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in the Offer to Purchase under "Information About Pressure BioSciences and its Securities—Section 16. Information About Pressure BioSciences' Shares; Transactions and Arrangements Concerning Shares—Certain Transactions and Agreements Involving Shares" is incorporated herein by reference.

Item 12. THE SOLICITATION OR RECOMMENDATION.

(d)    Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under "Introduction," "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee; Board of Directors and Filing Persons" and "Special Factors—Section 4. Position

of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e)    Recommendations of Others. The information contained in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Interests of Certain Persons in the Offer" is incorporated herein by reference.

Item 13. FINANCIAL STATEMENTS.

(a)    Financial Information. The information set forth in the Offer to Purchase under "Procedures and Terms of the Offer—Information About Pressure BioSciences and its Securities-Section 14. Information About Pressure BioSciences—Incorporation by Reference" is incorporated by reference, except that we may not incorporate by reference any periodic reports or other filings with the SEC that are made after the commencement of the Offer.

(b)    Pro Forma Information. The information contained in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Pro Forma Financial Information" is incorporated herein by reference.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Solicitations or Recommendations. No person has been, directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with this Offer. The information set forth in the Offer to Purchase under "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated by reference.

(b)    Employees and Corporate Assets. The information set forth in "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fees and Expenses Related to the Offer" is incorporated by reference.

Item 15. ADDITIONAL INFORMATION.

(b)    Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 16. EXHIBITS.

(a)(1)(A)    Offer to Purchase dated December 27, 2004.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery of Shares of Common Stock.

(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*    The foregoing exhibits were filed as exhibits to the Company's Schedule TO-I filed with the Commission on December 27, 2004, and are incorporated herein by this reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRESSURE BIOSCIENCES, INC.
By:	/s/ RICHARD T. SCHUMACHER Name: Richard T. Schumacher Title: President and Chief Executive Officer
/s/ RICHARD T. SCHUMACHER Richard T. Schumacher
Dated: January 21, 2005

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SIGNATURES